SECURITIES AND EXCHANGE COMMISSION

FORM 6-K

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2014

Commission File Number 001-10805

ROGERS COMMUNICATIONS INC.
(Translation of registrant’s name into English)

333 Bloor Street East
10th Floor
Toronto, Ontario M4W 1G9
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐                      Form 40-F ☑

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐                      No ☑

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐                      No ☑

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROGERS COMMUNICATIONS INC.

	By:	/s/ Anthony Staffieri
	Name:	Anthony Staffieri
	Title:	Executive Vice President and Chief Financial Officer

Date: March 3, 2014

ROGERS COMMUNICATIONS INC.

	By:	/s/ Glenn Brandt
	Name:	Glenn Brandt
	Title:	Vice President, Treasurer

Date: March 3, 2014

Exhibit Index

Exhibit Number	Description of Document

99.1	News Release dated March 3, 2014 – Rogers Communications Inc. Announces Pricing of US$750 Million Offering of US Dollar Debt Securities.